UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File No. 001-39000

Vista Energy, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Pedregal 24, Floor 4,

Colonia Molino del Rey, Alcaldía Miguel Hidalgo

Mexico City, 11040

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Vista announces a new joint venture with Trafigura in Vaca Muerta

Mexico City, October 11, 2022 – Vista Energy, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST; BMV: VISTA) announced today that its wholly-owned subsidiary Vista Energy Argentina S.A.U. has established an un-incorporated joint venture and has entered into an investment agreement (“Agreement”) with Trafigura Argentina S.A. (“Trafigura”), for the joint development of 3 pads in Bajada del Palo Oeste.

Under the terms of the Agreement, which is effective as of October 1, 2022:

a)

Trafigura (A) has a contractual right over 25% of the hydrocarbon production of the pads included in the Agreement, (B) bears 25% of the capital expenditures, as well as the corresponding royalties and direct taxes, with respect to the pads included in the Agreement, and (C) will pay Vista: (i) US$1,700,000 for each tied-in well (equivalent to US$6,800,000 for a 4-well pad), (ii) a fee, capped at 12.5 $/bbl, over Trafigura’s share of total production to compensate Vista for any improvements in international crude oil prices above 60 $/bbl and up to 110 $/bbl, and (iii) a fee on Trafigura’s share of total production to compensate Vista for all operating expenses, G&A expenses, midstream costs within the block and well abandonment costs.

b)

Vista remains operator of the block and 100% title holder of the Bajada del Palo Oeste concession. With respect to the pads included in the Agreement, Vista: (i) retains its rights over 75% of the hydrocarbon production, (ii) bears 75% of the capital expenditures, as well as the corresponding royalties and direct taxes, and (iii) bears all other costs, including operating and midstream costs within the block.

In conjunction with the Agreement, Vista and Trafigura have extended by 12 months the previous crude oil sales and purchase agreement, pursuant to which Vista shall sell to Trafigura 380,000 barrels of crude oil per month during the first semester of 2023 and 345,000 barrels of crude oil per month during the second semester of 2023, at a purchase price to be agreed by the parties according to market price and conditions.

This Agreement allows Vista to increase its free cash flow generation beyond the objectives laid out by Vista in its 2022-2026 strategic plan, contributing to: (i) further reduce gross debt, (ii) distribute capital to shareholders through share buy-backs or dividends, and (iii) accelerate investment in Vaca Muerta, in particular in midstream infrastructure projects, to generate profitable growth driven by the export market. Additionally, the Agreement allows the Company to further consolidate its relationship with Trafigura as a strategic partner.

About Bajada del Palo Oeste

Bajada del Palo Oeste is Vista’s main shale oil development in Vaca Muerta. Full field development started in the second half of 2018. Proved reserves were 155.0 million of barrels oil equivalent as of December 31, 2021, and production was 29,729 barrels of oil equivalent per day during the second quarter of 2022, having tied-in 47 new wells to such date. The Company has identified up to 550 new well locations in Bajada del Palo Oeste. The block has received from the Province of Neuquén an unconventional exploitation concession which expires in 2053 and has no pending investment commitments.

Forward-Looking Statements

Any statements contained herein or in the attachments hereto regarding Vista that are not historical or current facts are forward-looking statements. These forward-looking statements convey Vista’s current expectations or forecasts of future events. Forward-looking statements regarding Vista involve known and unknown risks, uncertainties and other factors that may cause Vista’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and other applicable sections of Vista’s prospectus filed with the United States Securities and Exchange Commission (“SEC”) and other applicable filings with the SEC and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

Enquiries:

Investor Relations:

ir@vistaenergy.com

Argentina: +54 11 3754 8500

Mexico: +52 55 8647 0128

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2022

VISTA ENERGY, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov

Name:	Alejandro Cherñacov

Title:	Strategic Planning and Investor Relations Officer